May 1, 2006

David Mittelman, Esq.
US Securities and Exchange Commission
450 Fifth Street, NW
Mail Stop 05-11
Washington, DC 20549


         Re:      Sew Cal Logo, Inc.
                  Amendment No. 1 to Registration Statement on Form SR-2
                  Filed April 11, 2006 File No. 333-132304
                  Form 10-KSB as amended for Fiscal Year Ended August 31, 2005 Filed April 11, 2006
                  Form 10-QSB for Fiscal Quarter Ended February 28, 2006
                  Filed April 21, 2006 File No. 333-113223

Dear Mr. Mittelman:

We represent Sew Cal Logo, Inc. ("Sew Cal" or the "Company"). We are in receipt of your letter dated April 26, 2006 regarding the above referenced filings and the following sets forth the Company's response:

Form  10-KSB

Controls and Procedures, page 13

1. Please refer to comment 4 in our letter dated April 6, 2006. Your revised disclosure still does not comply with the language of Item 308(c), which requires disclosure of "any" change to your internal control over financial reporting that occurred in the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Please confirm to us that there have been no changes within the standard of Item 308(c) and provide the correct language in future filings. If there were changes within the scope of Item 308(c) during the fourth quarter of 2005, then please amend the Form 10-KSB to disclose those changes.

      ANSWER: This letter will confirm to that there have been no changes within the standard of Item 308(c) and this correct language will be included in any future filings.

From 10-QSB

2. Please refer to comments 2-6 in our letter dated April 6, 2006. It does not appear you have provided controls and procedures disclosure in this quarterly report. The only corresponding disclosure appears to be generic language misplaced at the end of the document. Also, it appears the certifications do not reflect our prior comments. Please amend this Form 10-QSB in its entirety to provide the correct controls and procedures disclosure and certifications.

      ANSWER: The Form 10-QSB has been amended in its entirety to provide the correct controls and procedures disclosure and certifications.

Please contact me if you have any further questions regarding this matter.



Very truly yours,

ANSLOW & JACLIN, LLP


By: /s/ Gregg E. Jaclin
   ----------------------------
        GREGG E. JACLIN